                                                    COMMISSION FILE NO.: 0-29954
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                             ---------------------

                                    FORM 6-K

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                            REPORT OF FOREIGN ISSUER

                           FOR THE MONTH OF MAY 2002

                             ---------------------

                            THE THOMSON CORPORATION
                (Translation of registrant's name into English)

                                  METRO CENTER
                               ONE STATION PLACE
                             STAMFORD, CONNECTICUT
                              UNITED STATES 06902
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [ ]           Form 40-F [X]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]           No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Information furnished on this form:

     Press release dated May 2, 2002 announcing public common share offering.

                                    EXHIBIT

EXHIBIT
NUMBER                                                                   PAGE
-------                                                                  ----
 1.       Press release dated May 2, 2002                                 4

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          THE THOMSON CORPORATION
                                          (Registrant)

Date: May 2, 2002
                                          By: /s/ STEPHANE BELLO
                                            ------------------------------------
                                                       Stephane Bello
                                            Senior Vice President and Treasurer

                                        3